May 12, 2008
Mr. Donald Walker
Senior Assistant Chief Accountant
Mail Stop 4561
Securities and Exchange Commission
Washington, D.C.
20549-5546
RE: The South Financial Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 29, 2008 File No. 000-15083
Dear Mr. Walker:
          We received your letter of April 24, 2008. Set forth below are responses to the Commission’s comments. Where indicated, we will incorporate these responses into the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.
Item 1. Business
Supervision and Regulation, page 5
1.	Please supplementally describe any agreement, oral or written, with any of your regulators or their representatives.
     Response:
          No such agreement exists, or to our knowledge, is contemplated.
Item 7. Management’s Discussion and Analysis
Balance Sheet Review — Loans, page 22
2.	We note disclosure on page 25 that your loan portfolio’s largest concentration is in commercial real estate loans. Given this concentration, the increased risks associated with this type of lending and the well publicized slowdown and stresses in the commercial real estate market in certain states (including Florida), please revise your future filings to provide detailed disclosure regarding your risk management practices with respect to commercial real estate lending. Consider addressing the following in your revised disclosures:
•	Describe the significant terms of each type of commercial real estate loan product offered, including underwriting standards used for each product, maximum loan-to-value ratios and how credit management monitors and analyzes key features, such as loan-to-value ratios and collateral values, and changes from period to period;

•	Explain how often you obtain updated appraisals;

•	Describe risk mitigation transactions used to reduce credit risk exposure, such as insurance arrangements, credit default agreements or credit derivatives, and disclose the impact that such mitigation strategies have had on your financial statements;

•	Disclose the degree to which you perform portfolio-level stress tests or sensitivity analysis to quantify the impact of changing economic conditions on asset quality, earnings and capital; and

•	Disclose trends related to commercial real estate loans that may result in higher credit risk that are reasonably likely to have a material favorable or unfavorable impact on net interest income after the provision for loan loss.
     Response:
          In specific response to your comment regarding risk mitigation transactions, TSFG utilizes customer swaps to allow customers to manage interest rate risk on commercial real estate transactions. The swap agreements are not used for customer speculation. TSFG does not use credit default swaps, credit derivatives, or insurance arrangements for its commercial real estate portfolio.
          In general response to your remaining points, we have drafted the following to be disclosed in future filings.
     Commercial Real Estate Concentration
          The portfolio’s largest concentration is in commercial real estate loans. Real estate development and construction are major components of the economic activity that occurs in TSFG’s markets. We attempt to manage the risk attributable to the concentration in commercial real estate loans by focusing our lending on markets with which we are familiar and on borrowers with proven track records whom we believe possess the financial means to weather adverse market conditions. Also, management believes that diversification by geography, property type, and borrower partially diversifies the risk of loss in its commercial real estate loan portfolio.
          TSFG’s commercial real estate products include the following:

CRE Product	Description
Completed income property	Loans to finance a variety of income producing properties, including apartments, retail centers, hotels, office buildings and industrial facilities
Residential A&D	Loans to develop land into residential lots
Commercial A&D	Loans to finance the development of raw land into sellable commercial lots
Commercial construction	Loans to finance the construction of various types of income property
Residential construction	Loans to construct single family housing; primarily to residential builders
Residential condo	Loans to construct or convert residential condominiums
Undeveloped land	Loans to acquire land for resale or future development

          Underwriting policies dictate the loan-to-value (“LTV”) limitations for commercial real estate loans. Table 1 presents selected characteristics of commercial real estate loans by product type.
Table 1
Selected Characteristics of Commercial Real Estate Loans
(dollars in thousands)

	March 31, 2008
		Weighted Average	Weighted	Largest
		Time to Maturity	Average	Ten
	Policy LTV	(in months)	Loan Size	Total O/S
Completed income property	85%	45.2	$451	$117,718
Residential A&D	75	9.9	732	121,839
Commercial A&D	75	11.9	943	93,727
Commercial construction	80	32.5	1,671	110,894
Residential construction	85	8.9	313	57,100
Residential condo	80	8.5	1,924	150,109
Undeveloped land	65	11.1	728	92,281

Overall		28.4	$570	$743,670
          In addition to LTV limitations, other commercial real estate management processes are as follows:
          Project Hold Limits. TSFG has implemented project hold limits (which represent the maximum amount that TSFG will hold in its portfolio by project) tiered by the underlying risk. These project limits act to encourage the appropriate amount of borrower and geographic granularity within the portfolio. Since the project limits vary by grade, TSFG reduces the exposure in correlation to the amount of assigned risk inherent in the project.
          Construction Advances. TSFG monitors construction advances on all construction projects greater than $1 million to ensure inspections are properly obtained and advances are consistent with the construction budget. The appropriateness of the construction budget is part of the underwriting package and considered during the approval process. The monitoring is administered by the centralized Construction Loan Administration department on an ongoing basis.
          Quarterly Project Review. On a quarterly basis, each commercial real estate loan greater than $5 million is reviewed as part of a large project review process. Risk Management and the Relationship Manager discuss recent sales activity, local market absorption rates and the progress of each transaction in order to ensure proper internal risk rating and borrower strategy.
          Appraisal Policies. It is TSFG’s policy to comply with Interagency Appraisal and Evaluation Guidelines as issued by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Office of Thrift Supervision (the “Agencies”). These guidelines address supervisory matters relating to real estate appraisals and evaluations used to support real estate-related financial transactions and provide guidance to both examiners and regulated institutions about prudent appraisal and evaluation programs. Under the Agencies’ appraisal regulations, the appraiser is selected and engaged directly by TSFG or its agent. Additionally, because the appraisal and evaluation process is an integral component of the credit underwriting process, these processes should be isolated from influence by our loan production process. TSFG orders and reviews all appraisals through a centralized review function.
          Although the Agencies’ appraisal regulations exempt certain categories of real estate-related financial transactions from the appraisal requirements, most real estate transactions over $250,000 are considered federally related transactions and thus require appraisals. The Agencies allow us to use an existing appraisal or evaluation to support a subsequent transaction, if we document that the existing estimate of value remains valid. Criteria for determining whether an existing appraisal or evaluation remains valid will vary depending upon the condition of the property and the marketplace, and the nature of any subsequent transaction. Factors that could cause changes to originally reported values include: the passage of time; the volatility of the local market; the availability of financing; the inventory of competing properties; improvement to, or lack of maintenance of, the subject property or competing surrounding properties; changes in zoning; or environmental contamination.
          While the Agencies’ appraisal regulations generally allow appropriate evaluations of real estate collateral in lieu of an appraisal for loan renewals and refinancing, in certain situations an appraisal is required. If new funds are advanced over reasonable closing costs, we would be expected to obtain a new appraisal for the renewal of an existing transaction when there is a material change in market conditions or the physical aspects of the property that threatens our real estate collateral protection.
          A reappraisal would not be required when we advance funds to protect our interest in a property, such as to repair damaged property, because these funds should be used to restore the damaged property to its original condition. If a loan workout involves modification of the terms and conditions of an existing credit, including acceptance of new or additional real estate collateral, which facilitates the orderly collection of the credit or reduces our risk of loss, a reappraisal or reevaluation may be prudent, even if it is obtained after the modification occurs.
          TSFG’s policy is to order new appraisals in the following circumstances:
•	Funds are being advanced to increase the loan above the originally committed loan amount and the appraisal is more than 18 months old;

•	Loan is downgraded to substandard or worse and the appraisal is more than three years old or significant adverse changes have occurred in the market where the property is located;

•	Loan is downgraded to watch and the appraisal is more than five years old or significant adverse changes have occurred in the market where the property is located;

•	Loan is restructured to advance additional funds or extend the original amortization term and the appraisal is over three years old or significant adverse changes have occurred in the market where the property is located;

•	Property is being cross-pledged to another loan (other than an abundance of caution) and the appraisal is over three years old or significant adverse changes have occurred in the market where the property is located.
          Credit Officers and Special Assets Officers make the final determination of whether an updated appraisal is required and the timing of the updated appraisal, as part of their approval and portfolio management responsibilities.
          Stress Testing. TSFG has implemented a Dual Risk Rating system with nine risk scorecards. The Risk Rating system was launched in December 2007, and fully implemented by March 31, 2008. TSFG expects to begin stressing historical risk ratings following proper validation of assignments and migration studies.
          Late in first quarter 2008, the land portfolio in Florida began to exhibit indicators of distress which prompted additional analysis of the existing portfolio and potential losses based on existing loan to values and anticipated default probabilities. This analysis is further discussed in “Allowance for Loan Losses and Reserve for Unfunded Lending Commitments” below. The allowance for loan losses was increased by $24 million during the first quarter of 2008 as a result of this analysis.
          Table 2 presents the commercial real estate portfolio by geography, while Table 3 presents the commercial real estate portfolio by geography and property type. Commercial real estate past dues, nonaccruals, and net charge-offs are presented in Tables 4, 5, and 6, respectively. TSFG monitors trends in these categories in order to evaluate the possibility of higher credit risk in its commercial real estate portfolio.

Table 2
Commercial Real Estate Loans by Geographic Diversification (1)
(dollars in thousands)

	March 31, 2008		December 31, 2007
		% of		% of
	Balance	Total CRE	Balance	Total CRE
Western North Carolina (Hendersonville/Asheville)	$843,578	20.3%	$868,226	20.9%
Tampa Bay Florida	548,573	13.2	565,917	13.6
South Carolina, exluding Coastal:
Upstate South Carolina (Greenville)	386,331	9.3	400,936	9.6
Midlands South Carolina (Columbia)	292,025	7.0	300,414	7.2
Greater South Charlotte South Carolina (Rock Hill)	135,688	3.3	134,166	3.2
Coastal South Carolina:
North Coastal South Carolina (Myrtle Beach)	328,212	7.9	297,075	7.2
South Coastal South Carolina (Charleston)	241,893	5.8	231,881	5.6
North Florida:
Northeast Florida (Jacksonville)	327,702	7.9	327,877	7.9
North Central Florida	312,873	7.5	301,485	7.3
Central Florida:
Central Florida (Orlando)	283,159	6.8	278,416	6.7
Marion County, Florida (Ocala)	175,110	4.2	168,054	4.0
South Florida (Ft. Lauderdale)	281,378	6.8	283,937	6.8

Total commercial real estate loans	$4,156,522	100.0%	$4,158,384	100.0%

(1)	Geography is primarily determined by the originating operating geographic market and not necessarily the ultimate location of the underlying collateral.

Note: At March 31, 2008 and December 31, 2007, average loan size for commercial real estate loans totaled $570,000 and $557,000, respectively.
Table 3
Commercial Real Estate Loans by Geography and Product Type
(dollars in thousands)

	March 31, 2008 Commercial Real Estate Loans by Geography
	SC, Excl	Coastal	Western	Central	North	South	Tampa	Total	% of
	Coastal	SC	NC	FL	FL	FL	Bay	CRE	LHFI
Commercial Real Estate
Loans by Product Type
Completed income property	$408,917	$236,658	$438,292	$181,217	$343,654	$162,878	$200,203	$1,971,819	19.2%
Residential A&D	105,189	79,894	162,783	81,183	103,101	4,599	102,933	639,682	6.2
Commercial A&D	53,598	32,830	50,845	22,673	21,837	12,162	63,635	257,580	2.5
Commercial construction	120,077	25,633	39,540	52,236	24,734	14,550	22,355	299,125	2.9
Residential construction	52,348	36,994	69,540	34,569	43,563	1,311	17,469	255,794	2.5
Residential condo	30,781	107,395	8,680	3,930	19,279	23,307	72,078	265,450	2.6
Undeveloped land	43,134	50,701	73,898	82,461	84,407	62,571	69,900	467,072	4.5

Total CRE Loans	$814,044	$570,105	$843,578	$458,269	$640,575	$281,378	$548,573	$4,156,522	40.4%

CRE Loans as % of Total Loans HFI	7.9%	5.6%	8.2%	4.5%	6.2%	2.7%	5.3%	40.4%
Table 4 provides detail regarding commercial real estate loans past due 30 days or more.

Table 4
Commercial Real Estate Loans Past Due 30 Days or More (excluding nonaccruals)
(dollars in thousands)

	March 31, 2008		December 31, 2007
	Balance	% of CRE	Balance	% of CRE
North Carolina	$6,489	0.15%	$10,029	0.24%
South Carolina	1,617	0.04	1,889	0.05
Florida	32,349	0.78	14,383	0.34

Total CRE loans past due 30 days or more	$40,455	0.97%	$26,301	0.63%

3.	We refer to your disclosure in Table 4 on page 26 concerning your commercial real estate loans by geographic diversification and product type. In light of the significant deterioration in the commercial real estate markets in certain geographical areas, including Florida, please revise future filings to disclose your credit quality indicators (e.g. charge-offs, nonperforming, accruing past due 90 days) by geographic region (state or locality) and product type (completed income property, acquisition and development - residential and commercial, construction — residential and commercial, and undeveloped land).
     Response: We have drafted the following to be included in future filings.
          Table 5 presents CRE nonaccrual loans by geography and product type. At March 31, 2008, there were no CRE loans past due 90 days still accruing interest.
Table 5
Commercial Real Estate Nonaccrual Loans
(dollars in thousands)

	March 31, 2008 CRE Nonaccrual Loans ("NAL") by Geography
	SC, Excl	Coastal	Western	Central	North	South	Tampa	Total	% of
	Coastal	SC	NC	FL	FL	FL	Bay	CRE NAL	NAL
CRE Nonaccrual Loans by Product Type
Completed income property	$1,157	$1,061	$5,990	$9,340	$664	$—	$107	$18,319	8.2%
Residential A&D	421	5,523	10,438	15,235	11,916	250	10,731	54,514	24.5
Commercial A&D	—	—	616	901	—	—	17,975	19,492	8.8
Commercial construction	—	—	—	—	—	—	—	—	—
Residential construction	1,692	2,206	4,828	4,043	842	11	—	13,622	6.1
Residential condo	—	3,671	—	2,081	—	9,249	32,465	47,466	21.3
Undeveloped land	—	—	2,055	1,698	6,038	8,501	90	18,382	8.3

Total CRE Nonaccrual Loans	$3,270	$12,461	$23,927	$33,298	$19,460	$18,011	$61,368	$171,795	77.3%

CRE Nonaccrual Loans as % of Total Nonaccrual Loans	1.5%	5.6%	10.8%	15.0%	8.7%	8.1%	27.6%	77.3%
          Table 6 provides additional detail for commercial real estate net charge-offs.

Table 6
Commercial Real Estate Net Charge-Offs
(dollars in thousands)

	Three Months Ended March 31, 2008 CRE Net Charge-Offs ("NCO") by Geography
	SC, Excl	Coastal	Western	Central	North	South	Tampa	Total	% of
	Coastal	SC	NC	FL	FL	FL	Bay	CRE NCO	NCO
CRE Net Charge-Offs by Product Type
Completed income property	$(18)	$—	$280	$—	$(1)	$—	$53	$314	1.3%
Residential A&D	189	—	239	—	4,947	—	—	5,375	21.5
Commercial A&D	(4)	—	311	—	—	—	1,000	1,307	5.2
Commercial construction	—	—	(45)	—	—	—	—	(45)	(0.2)
Residential construction	—	—	—	—	—	—	—	—	—
Residential condo	—	—	252	—	—	1,500	1,500	3,252	13.0
Undeveloped land	—	—	737	703	2,291	—	(1,144)	2,587	10.4

Total CRE Net Charge-Offs	$167	$—	$1,774	$703	$7,237	$1,500	$1,409	$12,790	51.2%

CRE Net Charge-Offs as % of Total Net Charge-Offs	0.7%	0.0%	7.1%	2.8%	29.0%	6.0%	5.6%	51.2%
Credit Quality, page 28
4.	We note the continued deterioration in the credit quality of your loan portfolio, particularly with respect to commercial real estate loans. Please revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the modest increase in your allowance for loan losses.
     Response: We have drafted the following to be included in future filings.
          Changes in the Level II reserves (and the overall Allowance) may not correlate to the relative change in impaired loans depending on a number of factors including whether the impaired loans are secured, the collateral type, and the estimated loss severity on individual loans. Specifically, impaired loans increased from $68.1 million at December 31, 2008 to $206.6 million at March 31, 2008, primarily attributable to commercial real estate loans in Florida. Most of the loans contributing to the increase were over $500,000 and evaluated for whether a specific reserve was warranted based on the analysis of the most probable source of repayment including liquidation of the collateral. Based on this analysis, the Level II Reserves increased 184% compared to the 203% increase in impaired loans.
          Changes in the other components of the Allowance (reserves for Level I, Level III, unallocated, and unfunded commitments) are not related to specific loans but reflect changes in loss experience and subjective and judgmental adjustments made by management. Due to indicators of stress on the land portfolio in Florida and other credit quality indicators, these reserves were increased by $27.5 million during the quarter.
5.	We refer you to Instruction 2 of Item III.C. of Industry Guide 3 which requires disclosures about loans which are not now disclosed as past due but where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in their being included later in past due loans.

Please revise your future filings to provide disclosure about potential problem loans to the extent applicable.
     Response: We have drafted the following to be included in future filings.
          Potential problem loans consist of commercial loans that are performing in accordance with contractual terms but for which management has concerns about the ability of an obligor to continue to comply with repayment terms because of the obligor’s potential operating or financial difficulties. These loans are identified through our internal risk grading processes. Management monitors these loans closely and reviews their performance on a regular basis. Table 7 provides additional detail regarding potential problem loans. The largest of these is a residential condo project of approximately $29 million.
Table 7
Potential Problem Loans
(dollars in thousands)

	March 31, 2008
		Outstanding Principal Balance
			Percentage of
	Number of		Loans Held for
	Loans	Amount	Investment
Large potential problem loans ($5 million or more)	13	$116,124	1.13%
Small potential problem loans (less than $5 million)	900	259,483	2.53

Total potential problem loans (1)	913	$375,607	3.66%

(1)	Includes commercial and industrial, commercial real estate, and owner-occupied real estate.
Allowance for Loan Losses and Reserve for Unfunded Lending Commitments, page 29
6.	We note your brief disclosure on page 20 of your methodology for determining your allowance for loan losses. Given that you consider this to be a critical accounting policy that involves significant management judgment, please revise your future filing to describe in a more comprehensive and clear manner your accounting policies for determining the amount of the allowance in a level of detail sufficient to explain and describe the systematic analysis and procedural discipline applied. Consider the following in your revised disclosure:
•	Describe and quantify each element of the allowance, and explain how your procedural discipline was applied in determining the amount of each specific element;

•	For those loans grouped by pool or by grading with type, describe the basis for those groupings and the methods for determining loss factors to be applied to those groups;

•	Describe how you select your best estimate of the allowance from the range of probable losses and whether the point in the range that reflects your best estimate changes from period to period. In other words, disclose whether in some periods you may select the midpoint of the range while others you may select a point closer to the low or high point of the range and if so, explain what factors your consider in determining the appropriate point in the range that reflects your best estimate; and

•	Disclose any changes that have been made to your allowance methodology and the impact of those changes on your financial statements.
     Response: We have drafted the following to be included in future filings.
     Allowance for Loan Losses and Reserve for Unfunded Lending Commitments
          The allowance for loan losses represents management’s estimate of probable incurred losses inherent in the lending portfolio. The adequacy of the allowance for loan losses (the “Allowance”) is analyzed quarterly. For purposes of this analysis, adequacy is defined as a level sufficient to absorb probable incurred losses in the portfolio as of the balance sheet date presented. The methodology employed for this analysis is as follows.
          Management’s ongoing evaluation of the adequacy of the Allowance considers both impaired and unimpaired loans and takes into consideration TSFG’s past loan loss experience, known and inherent risks in the portfolio, existing adverse situations that may affect the borrowers’ ability to repay, estimated value of any underlying collateral, an analysis of guarantees and an analysis of current economic factors and existing conditions.
          TSFG, through its lending and credit functions, continuously reviews its loan portfolio for credit risk. TSFG employs an independent credit review area that reviews the lending and credit functions and processes to validate that credit risks are appropriately identified and addressed and reflected in the risk ratings. Using input from the credit risk identification process, the Company’s credit risk management area analyzes and validates the Company’s Allowance calculations. The analysis includes four basic components: general allowances for loan pools segmented based on similar risk characteristics, specific allowances for individually impaired loans, subjective and judgmental qualitative adjustments based on identified economic factors and existing conditions and other risk factors, and the unallocated component of the Allowance (which is determined based on the overall Allowance level and the determination of a range given the inherent imprecision of calculating the Allowance).
          Management reviews the methodology, calculations and results and ensures that the calculations are appropriate and that all material risk elements have been assessed in order to determine the appropriate level of Allowance for the inherent losses in the loan portfolio at each quarter end. The Allowance for Credit Losses Committee is in place to ensure that the process is systematic and consistently applied.
          The following chart reflects the various levels of reserves included in the Allowance:

Level I	General allowance calculated based upon historical losses
Level II	Specific reserves for individually impaired loans
Level III	Subjective/judgmental adjustments for economic and other risk factors
Unfunded	Reserves for off-balance sheet (unadvanced) exposure
Unallocated	Represents the imprecision inherent in the previous calculations
Total	Represents summation of all reserves
          Level I Reserves. The first reserve component is the general allowance for loan pools segmented based on similar risk characteristics that are determined by applying adjusted historical loss factors to each loan pool. This part of the methodology is governed by SFAS No. 5, “Accounting for Contingencies.” The general allowance factors are based upon recent and historical charge-off experience and are applied to the outstanding portfolio by loan type and internal risk rating. Historical loss analyses of the previous 12 quarters provide the basis for factors used for homogenous pools of smaller loans, such as indirect auto and other consumer loan categories which generally are not evaluated based on individual risk ratings but almost entirely based on historical losses. The loss factors used in the Level I analyses are adjusted quarterly based on loss trends and risk rating migrations.

          TSFG generates historical loss ratios from actual loss history for eight subsets of the loan portfolio over a 12 quarter period (3 years). Commercial loans are sorted by risk rating into four pools—Pass, Special Mention, Substandard, and Doubtful. Consumer loans are sorted into four pools by product type.
          The adjusted loss ratio for each pool is multiplied by the dollar amount of loans in the pool in order to create a range. We then add and subtract five percent (5.0%) to and from this amount to create the upper and lower boundaries of the range. The lower boundary amounts for each pool are summed to arrive at the total lower boundary, and the upper boundary amounts for each pool are summed to arrive at the total upper boundary. Although TSFG generally uses the actual historical loss rate, on occasion management may decide to select a higher or lower boundary based on known market trends or internal behaviors that would impact the performance of a specific portfolio grouping. The Level I reserves totaled $48.5 million at the end of the first quarter 2008, based on the portfolio historical loss rates, compared to $48.7 million at December 31, 2007.
          Level II Reserves. The second component of the Allowance involves the calculation of specific allowances for each individually impaired loan in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” In situations where a loan is determined to be impaired (primarily because it is probable that all principal and interest amount due according to the terms of the note will not be collected as scheduled), a specific reserve may or may not be warranted. Upon examination of the collateral and other factors, it may be determined that TSFG reasonably expects to collect all amounts due; therefore, no specific reserve is warranted. Any loan determined to be impaired (whether a specific reserve is assigned or not) is excluded from the Level I calculations described above.
          TSFG tests a broad group of loans for impairment each quarter (this includes all loans over $500,000 that have been placed in nonaccrual status). Once a loan is identified as impaired, reserves are based on a thorough analysis of the most probable source of repayment which is normally the liquidation of collateral, but may also include discounted future cash flows or the market value of the loan itself. Generally, for collateral dependent loans, current market appraisals are utilized for larger credits; however, in situations where a current market appraisal is not available, management uses the best available information (including appraisals for similar properties, communications with qualified real estate professionals, information contained in reputable publications and other observable market data) to estimate the current fair value (less cost to sell) of the subject property. TSFG had Level II reserves of $32.1 million at quarter end 2008, compared to $11.3 million at year end 2007.
          Level III Reserves. The third component of the Allowance represents subjective and judgmental adjustments determined by management to account for the effect of risks or losses that are not fully captured elsewhere. This part of the methodology is calculated in accordance with SFAS 5 and reflects adjustments to historical loss experience to incorporate current economic conditions and other factors which impact the inherent losses in the portfolio. This component includes amounts for new loan products or portfolio categories which are deemed to have risks not included in the other reserve elements as well as macroeconomic and other factors. The qualitative risk factors of this third allowance level are more subjective and require a high degree of management judgment. Currently, Level III Reserves include additional reserves for current economic conditions, the commercial real estate concentration in the portfolio, and the bank has added an additional adjustment to represent declining land values in Florida during the first quarter.
          During first quarter 2008, undeveloped land loans were experiencing distressed default rates, and higher loss severities could also be expected. TSFG performed two separate analyses to determine an accurate adjustment to this category. Both analyses concluded that an adjustment to the allowance of $24 million would be appropriate. This adjustment of $24 million was added to the Allowance in Florida for the first time this quarter. This increase is in addition to an already existing component of the Allowance of $24.5 million for the commercial real estate concentration that exists within the portfolio.
          TSFG also experienced an increase in losses in the indirect portfolio, as $2.5 million was charged-off during first quarter 2008. As a result of that recognizable increase, an adjustment was made to the component of economic conditions increasing that portion of the Allowance by $3.3 million.
          The Level III Reserves increased from $66 million at December 31, 2007 to $94 million at the end of the first quarter 2008. This increase was the sole result of the two additions discussed above.

          Reserve for Unfunded Commitments. The quarter-end reserve for unfunded commitments increased from $2.3 million to $2.6 million. This reserve is determined by formula; historical loss ratios are multiplied by potential usage levels (i.e., the difference between actual usage levels and the second highest historical usage level).
          Unallocated Reserves. In addition to the Level I, II and III reserves, unallocated reserves are included in the overall Allowance. The unallocated allowance is the result of management’s best estimate of risks inherent in the portfolio, economic uncertainties and other subjective factors, including industry trends, as well as the imprecision inherent in estimates used for the allocated portions of the Allowance. Management reviews the overall level of the Allowance as well as the unallocated component and considers the level of both amounts in determining the appropriate level of reserves for the overall inherent risk in TSFG’s total loan portfolio. The unallocated portion is calculated as the sum of the differences between the actual and lower boundary amounts for each category in our model. The sum of these differences this quarter was $7.3 million, up slightly from $6.0 million last quarter. The allocated portion, the difference between the total and the unallocated portion, is distributed to the loan categories based on the mix of loans in each category.
          Assessing the adequacy of the Allowance is a process that requires considerable judgment. Management’s judgments are based on numerous assumptions about current events, which we believe to be reasonable, but which may or may not be valid. Thus, there can be no assurance that loan losses in future periods will not exceed the current Allowance amount or that future increases in the Allowance will not be required. No assurance can be given that management’s ongoing evaluation of the loan portfolio in light of changing economic conditions and other relevant circumstances will not require significant future additions to the Allowance, thus adversely affecting the operating results of TSFG.
          The Allowance is also subject to examination and adequacy testing by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the Allowance relative to that of peer institutions, and other adequacy tests. In addition, such regulatory agencies could require us to adjust our Allowance based on information available to them at the time of their examination.
7.	We refer to the charge-off data disclosed in Table 9 on page 30. Please provide us with a reconciliation of your charge-offs by loan type as disclosed in this table to the charge-off data reported on Schedule RI-B Part 1 of your Call Report for the quarter ended December 31, 2007.
     Response:
          After filing the Call Report for the quarter ended December 31, 2007, we refined our classification of certain charge-offs related to the Penland Development Loans (as described on page 29 of our Form 10-K). Certain of these charge-offs were categorized as commercial loan charge-offs in our Call Report based on incorrect borrower codes. Those charge-offs related to the lot loans presented in Table 8 (page 29) of our Form 10-K were reclassified from commercial to consumer for purposes of the 10-K presentation. We are filing an amended Call Report to conform the two presentations. The following table shows the Penland reclassification.

Table 8
Charge-offs for the year ended December 31, 2007
(dollars in thousands)

		Reclass for
	Per Call Report	Penland Loans	Per 10-K
Commercial, financial and agricultural	$18,716	$—	$18,716
Real estate—construction	25,013	(14,243)	10,770
Real estate—residential mortgages (1-4 family)	2,090	—	2,090
Commercial secured by real estate	6,105	—	6,105
Consumer	7,484	14,243	21,727

Total loans charged-off	$59,408	$—	$59,408

8.	As a related matter, please explain how your charge-off loan categories are consistent with your definitions on page 24 of your Form 10-K. For example, you disclose that commercial real estate loans include loans to acquire land for development, land development loans and construction loans. We note that you reported $25.0 million of charge-offs related to these types of loans in your Call Report; however it is not clear where these charge-offs are reflected in Table 9 of your Form 10-K. It appears that you have classified a significant portion of these charge-offs as consumer-related.
     Response:
          Our charge-off loan categories are consistent with the loan categories presented in Table 2 (page 23) of our Form 10-K. Table 2 summarizes outstanding loans by collateral type for real estate secured loans and by borrower type for all other loans. Collateral type represents the underlying assets securing the loan, rather than the purpose of the loan. The definitions on page 24 of our Form 10-K relate to the presentation in Table 3 (page 24) of Form 10-K. Table 3 stratifies the loan portfolio by loan purpose, which differs from that in Table 2, which stratifies the portfolio by collateral type and borrower type.
          As discussed in Item #7, after filing the Call Report for the quarter ended December 31, 2007, we refined our classification of certain charge-offs related to the Penland Development Loans (as described on page 29 of our Form 10-K). Certain of these charge-offs were categorized as commercial loan charge-offs in our Call Report based on incorrect borrower codes. Those charge-offs related to the lot loans presented in Table 8 (page 29) of our Form 10-K were reclassified from commercial to consumer for purposes of the 10-K presentation. We are filing an amended Call Report to conform the two presentations.
Liquidity, page 55
9.	We note your disclosure that you believe your available borrowing capacity and efforts to grow deposits are sufficient to provide the necessary funding for 2008. Please revise your future filings to provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. Refer to Section IV of Release No. 33-8350.
     Response: We have drafted the following to be included in future filings.

          Liquidity management ensures that adequate funds are available to meet deposit withdrawals, fund loan and capital expenditure commitments, maintain reserve requirements, pay operating expenses, provide funds for dividends and debt service, manage operations on an ongoing basis, and capitalize on new business opportunities.
          Liquidity is managed at two levels. The first is the liquidity of the parent company, which is the holding company that owns Carolina First Bank, the banking subsidiary. The second is the liquidity of the banking subsidiary. The management of liquidity at both levels is essential because the parent company and banking subsidiary each have different funding needs and sources, and each are subject to certain regulatory guidelines and requirements. Through the Asset Liability Committee (ALCO), Corporate Treasury is responsible for planning and executing the funding activities and strategy.
          TSFG’s liquidity policy strives to ensure a diverse funding base, with limits established by wholesale funding source as well as aggregate wholesale funding. Daily and short-term liquidity needs are principally met with deposits from customers, payments on loans, sales of loans held for sale, maturities and paydowns of investment securities, and wholesale borrowings, including brokered CDs, federal funds purchased, repurchase agreements, treasury tax and loan notes, and, depending on the availability of collateral, borrowings from the Federal Reserve and FHLB. TSFG is focusing additional efforts aimed at acquiring new deposits from its customer base through its established branch network to enhance liquidity and reduce reliance on wholesale borrowing. Liquidity needs are a factor in developing the deposit pricing structure, which may be altered to retain or grow deposits if deemed necessary.
          Longer term funding needs are typically met through a variety of wholesale sources, which have a broader range of maturities than customer deposits and add flexibility in liquidity planning and management. These wholesale sources include advances from the FHLB with longer maturities, brokered CDs, and instruments that qualify as regulatory capital, including trust preferred securities and subordinated debt. In addition, the Company may also issue equity capital to address liquidity or capital needs.
          In addition to the primary funding sources discussed above, secondary sources of liquidity include sales of investment securities which are not held for pledging purposes and other classes of assets. Securities classified as available for sale which are not pledged may be sold in response to changes in interest rates or liquidity needs. A significant portion of TSFG’s securities are pledged as collateral for repurchase agreements and public funds deposits. Management believes that TSFG’s available borrowing capacity and efforts to grow deposits are sufficient to provide the necessary funding for the remainder of 2008 and 2009.
          In managing its liquidity needs, TSFG focuses on its existing assets and liabilities, as well as its ability to enter into additional borrowings, and on the manner in which they combine to provide adequate liquidity to meet our needs. Table 9 summarizes future contractual obligations based on maturity dates as of March 31, 2008. Table 9 does not include payments which may be required under employment and deferred compensation agreements. In addition, Table 9 does not include payments required for interest and income taxes (see Item 1, Consolidated Statements of Cash Flows for details on interest and income taxes paid for the three months ended March 31, 2008).
Table 9
Contractual Obligations
(dollars in thousands)

	Payments Due by Period
		Remainder	2009	2011
		of	and	and	After
	Total	2008	2010	2012	2012
Time deposits	$4,842,489	$3,118,881	$926,381	$279,423	$517,804
Short-term borrowings	1,917,450	1,917,450	—	—	—
Long-term debt	798,359	2,856	168,166	259,179	368,158
Operating leases	192,854	14,948	36,132	30,412	111,362
Expanded corporate facilities contracts	19,690	19,572	118	—	—

Total contractual obligations	$7,770,842	$5,073,707	$1,130,797	$569,014	$997,324

          TSFG has the ability to borrow from the FHLB and maintain short-term lines of credit from unrelated banks. FHLB advances outstanding as of March 31, 2008 totaled $324.1 million. At March 31, 2008, TSFG had $444.8 million of unused borrowing capacity from the FHLB. TSFG funds its short-term needs principally with deposits, including brokered deposits, federal funds purchased, repurchase agreements, FHLB advances, Federal Reserve borrowings, treasury tax and loan notes, and the principal run-off of investment securities. At March 31, 2008, TSFG had unused short-term lines of credit totaling $1.4 billion (which may be canceled at the lender’s option).
          A collateralized borrowing relationship with the Federal Reserve Bank of Richmond is in place for Carolina First Bank. At March 31, 2008, TSFG had qualifying collateral to secure advances up to $3.8 billion, of which $200.0 million was outstanding, placed through the Federal Reserve’s Term Auction Facility (see “Borrowed Funds”).
          TSFG enters into agreements in the normal course of business to extend credit to meet the financial needs of its customers. For amounts and types of such agreements at March 31, 2008, see “Off-Balance Sheet Arrangements.” Increased demand for funds under these agreements would reduce TSFG’s available liquidity and could require additional sources of liquidity.
          Typically, the primary sources of funding for the parent company include dividends received from its banking subsidiary, proceeds from the issuance of subordinated debt, equity, and commercial paper. The primary uses of funds for the parent company include repayment of maturing debt and commercial paper, share repurchases, dividends paid to shareholders, and capital contributions to subsidiaries. As mentioned in TSFG’s 2007 10-K, the parent company has three unused short-term lines of credit totaling $35.0 million. TSFG has not drawn on these lines, but at March 31, 2008, only $15.0 million represents available borrowing capacity, as covenant violations have eliminated TSFG’s ability to draw on the remaining $20.0 million until waivers are obtained.
          Subsequent to quarter-end, as disclosed on a Form 8-K on May 2, 2008, TSFG announced a plan to strengthen its overall capital and liquidity position. The plan is comprised of the issuance of approximately $250 million of mandatory convertible non-cumulative preferred stock, the issuance of bank-level subordinated debt up to approximately $100 million following the close of the preferred stock, and a reduction of TSFG’s quarterly common stock cash dividend to $0.01 per share. The issuance of the $250 million of convertible preferred stock closed on May 8, 2008, with net proceeds of approximately $239 million. The parent company plans to use the net proceeds to make capital contributions to the banking subsidiary as needed and retain the balance for operations.
10.	Given your reliance on wholesale borrowings (including brokered deposits), please revise your future filings to provide a more comprehensive discussion of your liquidity risk management policies. Include a description of your liquidity contingency plan which should address how you expect funding requirements to evolve under various scenarios (including adverse conditions) and your procedures for making up cash flow shortfalls in emergency situations.
     Response: We have drafted the following to be included in future filings.
          Under normal business conditions, the sources above are adequate to meet both the short-term and longer-term funding needs of the Company; however, TSFG’s contingency funding plan establishes early warning triggers to alert management to potentially negative liquidity trends. The plan provides a framework to manage through various scenarios — including identification of alternative actions and an executive management team to navigate through a crisis. Limits ensure that liquidity is sufficient to manage through crises of various degrees of severity, triggered by industry or TSFG-specific events, such as significant adverse changes to earnings, credit quality or credit ratings. In situations where funding is not readily available such as market instability or rapid changes in the economy, the Company also has the ability to borrow money from the discount window of the Federal Reserve and to activate the Contingency Funding Team as outlined in the Company’s ALCO policy.
*       *     *
We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please contact me at 864-552-9050.

Sincerely,
/s/James R. Gordon
James R. Gordon
Chief Financial Officer